EXHIBIT 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-00000) pertaining to the Spartech Corporation 2004 Equity Compensation Plan of our reports (a) dated January 12, 2009, with respect to the consolidated financial statements and schedule of Spartech Corporation, and the effectiveness of internal control over financial reporting of Spartech Corporation, included in its Annual Report (Form 10-K) for the year ended November 1, 2008, and (b) dated June 26, 2009, with respect to the financial statements and schedule of the Spartech Corporation 401(k) Savings & Investment Plan included in the Plan’s Annual Report (Form 11-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
St. Louis, Missouri
July 16, 2009